May 29, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust // BTS Tactical Fixed Income Fund

Dear Mr. Grzeskiewicz:

On February 21, 2013, Northern Lights Fund Trust (the "Registrant"), on behalf of the BTS Tactical Fixed Income Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 464 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  You recently provided comments by phone to Cassandra Borchers.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

GENERAL

1.

In your response, please address the Staff’s concern that the Trust has a large number of series and whether the Board can provide proper oversight.

RESPONSE:

Registrant notes the Board is diligent in its oversight of all series of the Trust, holds frequent in-person meetings and communicates regularly outside of the scheduled Board meetings. The Board is also considering the addition of new Trustees to enhance the depth of the Board.  Currently Registrant will only consider adding a series to the Trust if the new series will be managed by an investment adviser which is already providing investment advisory services to one or more series of the Trust.  Where an investment adviser manages other portfolios in the Trust (as is the case here), the Board has an established relationship and familiarity with such investment adviser, and it may consider approving additional series of the Trust to be managed by such investment adviser.  Registrant further notes that after giving consideration to series of the Trust that have been liquidated or have merged out of the Trust, the total number of series in the Trust has remained relatively consistent over the last 12 months.

2.

Please confirm whether the Registrant intends to do a red herring offering document.

RESPONSE:

The Registrant intends to complete the prospectus prior to providing to any potential new investors; however, the draft prospectus and SAI have been provided to the Members of the predecessor Limited Liability in connection with their approval of the Agreement and Plan of Reorganization.

3.

Please confirm expenses related to short sales (e.g. dividends) will be included as pertaining expenses in the fee and expense table.

RESPONSE:

Registrant confirms that short sale expenses (if any) will be included in the fee and expense table, as required.

4.

Footnote 2 to the fee table refers to a fee waiver and expense reimbursement agreement.  Please confirm that the Fund will include this agreement as an exhibit to the registration statement and disclose that the agreement will remain in effect for at least one year from the effective date of the registration statement. See Instruction 3(e) to Item 3 of Form N-1A.

RESPONSE:

The Registrant confirms that it will file the fee waiver and expense reimbursement agreement as an exhibit to the registration statement.  Registrant confirms the final prospectus will reflect the fact that the agreement will remain in effect for at least one year from the effective date of the Registration Statement.

FUND SUMMARY: PRINCIPAL INVESTMENT STRATEGIES

5.

The prospectus states, “The 80% investment policy can be changed without shareholder approval; however, shareholders would be given at least 60 days’ notice”.  Please add, “and would necessitate a change in the Fund name.”

RESPONSE:

The requested revision has been made.

PRINCIPAL INVESTMENT STRATEGIES AND RISKS:

6.

Please review the Fund's disclosure to ensure that it accurately describes the Fund's use of derivatives and their risks.  In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

RESPONSE:

The Registrant believes the derivatives-related strategy and risk disclosures are consistent with the principles outlined in the Division of Investment Management's observations on derivatives-related disclosure in the letter from Barry D. Miller.

7.

In your response, please confirm that when the Fund writes a credit default swap (“CDS”), it will cover the full notional value of the swap.

RESPONSE:

The Registrant confirms it will cover any CDS that it writes in an amount equal to the full notional value of the swap, or provide appropriate coverage as then- required.

PRIOR PERFORMANCE

8.

In response, please confirm which no-action letter you are relying upon to include performance of predecessor hedge fund.

RESPONSE:

The Registrant believes that the prior performance of the BTS Fixed Income Fund, LLC, f/k/a BTS Asset Allocation/High Yield Fund LLC (the "LLC"), may be included under the guidance of the MassMutual No-Action Letter (MassMutual Institutional Funds, SEC No-Action Letter, pub. avail. Sept. 28, 1995).  The Registrant believes the LLC and the Fund are similarly situated to the separate investment account[s] and the MassMutual Institutional Fund[s] because the (1) investment objective of the LLC and the Fund are identical; (2) the Fund will be managed equivalently to the LLC in all material respects; (3) shortly before the public offering of the Fund's shares, the LLC will transfer its assets to the Fund in exchange for Fund shares resulting in a continuation of LLC in the form of the Fund; (4) the LLC is not part of a set of incubator funds from which the best performing fund is selected; (5) the Fund's adviser does not manage other similarly situated accounts which might potentially serve as a basis for an alternative presentation of prior performance disclosure; (6) the LLC was not created solely to establish a performance record; and (7) prior performance is calculated net of fees (although without adjustment for performance fees) and will be presented consistent with the computation requirements of Form N-1A.  Overall, the Registrant also notes that the Prospectus disclosure describing prior performance provides sufficiently detailed disclosures to prospective investors such that they are unlikely to be misled.

9.

If the standardized SEC method for measuring performance was not used, please disclose how the results were calculated and how this method differs from the SEC standardized method.  Please also confirm that the results listed are net of all expenses.

RESPONSE:

The request revisions will be made with regards to the calculation of the predecessor limited liability company’s performance.  The results listed will be net of all management fees and other expenses.  The revised Performance section states:

Performance:  As a newly registered mutual fund, the BTS Tactical Fixed Income Fund does not have prior performance as a mutual fund. The prior performance shown below is for the Fund's predecessor limited liability company (BTS Tactical Fixed Income Fund LLC; fka, BTS Asset Allocation/High Yield Fund LLC).  The prior performance is net of management fees and other expenses (including any performance fees). The predecessor limited liability company has been managed in the same style and by the same portfolio manager since the predecessor limited liability company's inception on January 1, 2000. The Fund's investment goals, policies, guidelines and restrictions are, in all material respects, equivalent to the predecessor limited liability company's investment goals, policies, guidelines and restrictions. The following information shows the predecessor limited liability company's annual returns and long-term performance reflecting the actual fees and expenses that were charged when the Fund was a limited liability company. From its inception on January 1, 2000 through the date of this prospectus, the predecessor limited liability company was not subject to certain investment restrictions, diversification requirements and other restrictions of the 1940 Act, which if they had been applicable, might have adversely affected its performance. In addition, the predecessor limited liability company was not subject to sales loads that would have adversely affected performance. The information provides some indications of the risks of investing in the Fund. The bar chart shows you how the performance for the predecessor limited liability company varied from year to year. The predecessor limited liability company's past performance is not necessarily an indication of how the BTS Tactical Fixed Income Fund will perform in the future.

Best Quarter	39.85%	2nd Quarter 2009
Worst Quarter	(9.79)%	4th Quarter 2004

For the three month period ended March 31, 2013 the predecessor limited-partnership's total return was 0.03%.

The following table shows the average annual returns for the Fund's predecessor limited liability company over various periods ended December 31, 2012. The Fund's predecessor limited liability company did not have a distribution policy. It was an unregistered limited liability company, did not qualify as a regulated investment company for federal income tax purposes and it did not pay dividends and distributions. As a result of the different tax treatment, we are unable to show the after-tax returns for the predecessor limited liability company. The index information is intended to permit you to compare the predecessor limited liability company's performance to a broad measure of market performance.

Performance Table

Average Annual Total Returns

(For periods ended December 31, 2012)

	One Year	Five Years	Ten Years
Return before taxes	6.45%	12.92%	10.76%
Barclays Aggregate Bond Index	4.22%	5.95%	5.18%

The Barclays Aggregate Bond Index is an unmanaged index comprised of U.S. investment grade, fixed rate bond market securities, including government, government agency, corporate and mortgage-backed securities. Index return assumes reinvestment of interest. Investors may not invest in the Index directly; unlike the Fund’s returns the Index does not reflect any fees or expenses.

10.

In your response, please also elaborate on the reason for excluding after tax returns.

RESPONSE:

The Fund’s predecessor limited liability company did not have a distribution policy.  It was an unregistered limited liability company, did not qualify as a regulated investment company for federal income tax purposes and it did not pay dividends and distributions.  As a result of the different tax treatment, we are unable to show the after-tax returns for the predecessor limited liability company and this would not be meaningful disclosure for investors.

11.

In your response, please describe how the portfolio holdings are being transferred.

RESPONSE:

The portfolio holdings are being transferred in accordance with an Agreement and Plan of Reorganization of which both the predecessor limited liability company and this Fund are a party.

STATEMENT OF ADDITIONAL INFORMATION:

12.

Please confirm that there is no disclosure in the SAI which would affect Fund performance or is material to an investor's investment decision which should be discussed in prospectus.  Please delete any boilerplate disclosure in the SAI which is not relevant to this Fund.

RESPONSE:

Registrant has reviewed the disclosure in the SAI and confirms that there is no disclosure in the SAI which is not included in the prospectus that would affect Fund performance or is material to an investor’s investment decision.  Registrant believe the disclosure in the SAI is appropriate.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Cassandra Borchers at (513) 532-6632.

Sincerely,

/s/ Cassandra Borchers

THOMPSON HINE LLP

894924.1